EXHIBIT (a)(5)(iv)

DURA AMENDS TENDER OFFER FOR METHODE ELECTRONICS
CLASS B SHARES TO INCREASE OFFER TO $50.00 FROM $23.00 PER SHARE

Would Also Increase Distribution On Class A Shares To $0.61 From $0.04 Per Share

Proposes Corporate Governance Agreement To Protect Class A Shareholders

ROCHESTER HILLS, MI, August 5, 2003 — DURA Automotive Systems, Inc. (Nasdaq: DRRA), today announced that it has amended the terms of its tender offer to purchase, through its wholly owned subsidiary, MEI Investment Corp., all of the outstanding Class B shares of Methode Electronics, Inc. (Nasdaq: METHB) to increase the price to be paid to $50.00 per share from $23.00 per share. The offer, originally scheduled to expire at 12:00 midnight EDT, August 4, 2003, will now expire at 12:00 midnight EDT, August 18, 2003, unless further extended.

After completing its purchase of Class B shares, Dura would fund a special cash distribution payable to the owners of Methode’s Class A shares (Nasdaq: METHA) of $0.35 per share. Dura would also instruct its representatives on the Methode Board, subject to the proper exercise of their fiduciary duties, to support payment of an additional dividend by Methode of $0.26 per Class A share, for a total cash distribution of $0.61 per Class A share. This compares to the distribution of $0.04 per Class A share contemplated by Dura’s original offer and Methode’s current settlement agreement with the plaintiff in an earlier Class A shareholder lawsuit against Methode.

The amended offer also eliminates the previous condition that Methode’s Board of Directors waive applicability of Section 203 of the General Corporation Law of the State of Delaware. Other amendments to the terms and conditions of the Offer will be detailed in a Supplement to Offer to Purchase to be filed with the Securities and Exchange Commission (SEC).

Dura amended its offer in response to a lock-up agreement entered into on July 18, 2003, between Methode and the William J. McGinley Marital Trusts and certain McGinley family members (“the Trust”), under which the Trust sold 750,000 Class B shares to Methode for $22.75 per share and agreed to vote in favor of a merger of Methode’s Class B and A shares that will result in its remaining 181,760 Class B shares being cashed out for $23.55 per share. In connection with the proposed merger all of the other Class B shareholders would also receive $23.55 per share. The Trust owns approximately 54% of the remaining 337,305 outstanding Class B shares. Unless terminated, the lock-up agreement between Methode and the Trust would prevent Dura from satisfying the minimum condition in its tender offer and purchasing the remaining outstanding Class B shares for $50.00 per share.

Larry Denton, President and CEO of Dura, stated, “This is a clearly superior proposal for both classes of Methode shares. We are offering the Class B shareholders more than twice the per share price that the Trust has agreed to accept from Methode, and our offer provides for a cash distribution of $0.61 per share to the Class A shareholders, which is more than 15 times the $0.04 per share dividend that Methode has agreed to pay to the Class A shareholders.”

“Dura also brings to Methode best-in-class engineering and production capabilities, a global customer base, industry credibility, safety certification and market access. Dura’s parts can be found on virtually all cars and trucks in the world. We believe a strategic partnership with Methode will provide opportunities for Methode to expand its customer base, increase its access to global markets, strengthen its existing supply relationship with us and accelerate its product development efforts.”

“We strongly believe that this transaction has the potential to improve Methode’s long-term prospects, and is therefore in the interests of all of its constituencies, including shareholders, customers, employees, and communities. Our amended offer constitutes a superior proposal to Methode’s current agreement with the Trust and, as a result, the Methode Board is required to terminate the agreement and permit our amended offer to proceed.”

Dura will also agree that, after completing its purchase of Class B shares, it will enter into a three-year corporate governance agreement with Methode as follows:

•	Dura will vote its Class B shares to elect a Board of Directors of Methode that consists of a majority of independent directors (within the meaning of the proposed Nasdaq rules).

•	Dura will not, without the approval of the independent directors of Methode, purchase any additional Methode shares or become part of a “group” that owns or seeks to acquire additional Methode shares.

•	Dura will not sell any of its Methode Class B shares without giving Methode an appropriate right of first refusal and will support an amendment to Methode’s certificate of incorporation that will provide that the special voting rights of the Class B shares will automatically terminate upon any transfer to any non-affiliate of the holder thereof.

•	Dura will agree not to pursue a business combination transaction with Methode without the consent of the independent directors of Methode, unless it is in response to a business combination proposal by a third party.

•	All business transactions between Dura and Methode will be on arms-length terms, and any material business transactions between the parties will be subject to the approval of the independent directors of Methode.

As of 12:00 midnight EDT on August 4, 2003, a total of approximately 59,514 Methode Class B shares (representing approximately 18% of the outstanding Class B shares) had been validly tendered and not withdrawn.

About DURA Automotive Systems, Inc.

DURA Automotive Systems, Inc., is the world’s largest independent designer and manufacturer of driver control systems and a leading global supplier of seating control systems, engineered assemblies, structural door modules and integrated glass systems for the global automotive industry. The company is also a leading supplier of similar products to the North American recreation and specialty vehicle markets. DURA sells its automotive products to every North American, Japanese and European original equipment manufacturer (OEM) and many leading Tier 1 automotive suppliers. DURA is headquartered in Rochester Hills, Mich. Information about DURA and its products is available on the Internet at www.duraauto.com.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY METHODE ELECTRONICS CLASS B COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS DATED JULY 8, 2003 AND THE SUPPLEMENT TO OFFER TO PURCHASE DATED AUGUST 4, 2003. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM DURA AUTOMOTIVE SYSTEMS, INC.

This press release contains forward-looking statements that are subject to risks and uncertainties. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions. These statements are based on certain assumptions that the company has made in light of its experience in the industry as well as its perspective of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Actual results may differ materially from the anticipated results because of certain risks and uncertainties, including but not limited to (i) expected benefits from the proposed transaction not being fully realized or realized within the expected time frames; (ii) unanticipated difficulties servicing the indebtedness of the company; (iii) costs or operational difficulties related to integrating the operations of the acquired entities with those of the company being greater than expected; (iv) labor disputes involving the company or its significant customers; (v) risks associated with conducting business in foreign countries, and (vi) general economic or business conditions affecting the automotive industry, either nationally or regionally, being less favorable than expected. The safe harbors for forward-looking statements under the Private Securities Litigation Reform Act of 1995 is not applicable to a forward-looking statement made in connection with a tender offer.

CONTACT:
Brandy Bergman/Alex Eule
Citigate Sard Verbinnen
212/687-8080
or
David Bovee
DURA Automotive Systems, Inc.
248/299-7500